UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.  11)*

ENCORE WIRE CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
292562 10 5
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No.	292562 10 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Vincent A. Rego

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		192,813

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		192,813

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	192,813

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.83% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) The percent of class is based on 23,240,602 shares of Common Stock outstanding as of December 31, 2007.

     THIS AMENDMENT No. 11 to Schedule 13G amends Items 4 and 5. The entire Schedule 13G, including Items 4 and 5, as amended, is restated in its entirety as follows:

Item 1(a).	Name of Issuer.

Encore Wire Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices.

1329 Millwood Road
McKinney, Texas 75069

Item 2(a).	Name of Person Filing.

Vincent A. Rego

Item 2(b).	Address of Principal Business Office or, if none, Residence.

1329 Millwood Road
McKinney, Texas 75069

Item 2(c).	Citizenship.

United States

Item 2(d).	Title of Class of Securities.

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number.

292562 10 5

Item 3.	If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to 240.13d-1(c), check this box. ☐
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
On December 31, 2007, Dorvin Partners, L.P., a family limited partnership controlled by Mr. Rego, transferred 1,055,477 shares of Common Stock to its limited partners in connection with the full liquidation of Dorvin Partners, L.P. As a result of this transfer, Mr. Rego will no longer have the power to vote or to direct the vote or to dispose or direct the disposition of the Common Stock formerly held by the partnership.
Separately, in connection with settling the estate of the late Dorothy T. Rego, Mr. Rego’s spouse, 192,814 shares of Common Stock, which represented Mrs. Rego’s community property interest in the 385,627 shares of Common Stock directly owned by Mr. Rego, were transferred to the Marital Trust under the Rego Family Trust. Mr. Rego does not serve as the trustee of the Marital Trust and does not have the power to vote or to direct the vote or to dispose of or direct the disposition of the shares of Common Stock transferred to the Marital Trust.
As a result of the transactions described above, as of the close of business on December 31, 2007, Mr. Rego directly holds 192,813 shares of the Common Stock.
(b) Percent of class: 0.83% as of December 31, 2007.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 192,813 as of December 31, 2007

(ii) shared power to vote or to direct the vote: None

(iii) sole power to dispose or to direct the disposition of: 192,813 as of December 31, 2007

(iv) shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class

This statement is being filed to report that as of December 31, 2007 Mr. Rego ceased to be the owner of more than five percent of the Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: February 13, 2008

/s/ Vincent A. Rego
Vincent A. Rego